UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Sage Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

78667J108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78667J108	SCHEDULE 13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,892,916
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,892,916
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,892,916
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 37,167,174 shares of common stock issued and outstanding as of November 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 78667J108	SCHEDULE 13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,892,916
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,892,916
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,892,916
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 78667J108	SCHEDULE 13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS TRV GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,892,916
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,892,916
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,892,916
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 78667J108	SCHEDULE 13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Mark Levin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 138,917
	6.	SHARED VOTING POWER 2,892,916
	7.	SOLE DISPOSITIVE POWER 138,917
	8.	SHARED DISPOSITIVE POWER 2,892,916
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,031,833
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% (1)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 78667J108	SCHEDULE 13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Kevin P. Starr
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 152,840 (2)
	6.	SHARED VOTING POWER 2,892,916
	7.	SOLE DISPOSITIVE POWER 152,840 (2)
	8.	SHARED DISPOSITIVE POWER 2,892,916
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,045,756 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% (1)
12.	TYPE OF REPORTING PERSON IN

(2)	This number includes options to purchase 13,922 shares of common stock exercisable within 60 days of December 31, 2016.

CUSIP No. 78667J108	SCHEDULE 13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Robert I. Tepper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 138,917
	6.	SHARED VOTING POWER 2,892,916
	7.	SOLE DISPOSITIVE POWER 138,917
	8.	SHARED DISPOSITIVE POWER 2,892,916
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,031,833
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% (1)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 78667J108	SCHEDULE 13G	Page 8 of 12 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Sage Therapeutics, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

215 First Street Cambridge, MA 02142

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

		(i)	Third Rock Ventures II, L.P. (“TRV II”);

		(ii)	Third Rock Ventures GP II, L.P. (“TRV GP II”), which is the sole general partner of TRV II;

		(iii)	TRV GP II, LLC (“TRV GP II LLC”), which is the sole general partner of TRV GP II;

		(iv)	Mark Levin (“Levin”), a managing member of TRV GP II LLC;

		(v)	Kevin P. Starr (“Starr”), a managing member of TRV GP II LLC; and

		(vi)	Robert I. Tepper (“Tepper,” and collectively with TRV II, TRV GP II, TRV GP II LLC, Levin and Starr, the “Reporting Persons”), a managing member of TRV GP II LLC.

The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 29 Newbury Street, 3rd Floor, Boston, MA 02116.

Each of TRV II and TRV GP II is a Delaware limited partnership. TRV GP II LLC is a Delaware limited liability company. Levin, Tepper and Starr are United States citizens.

	(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share, (the “Common Stock”).

	(e)	CUSIP Number: 78667J108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 78667J108	SCHEDULE 13G	Page 9 of 12 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	TRV II directly owns 2,892,916 shares of Common Stock (the “Shares”), which represents approximately 7.8% of the outstanding shares of Common Stock.

		(ii)	TRV GP II is the general partner of TRV II and may be deemed to beneficially own the Shares.

		(iii)	TRV GP II LLC is the general partner of TRV GP II and may be deemed to beneficially own the Shares.

		(iv)	As a managing member of TRV GP II LLC, Levin may be deemed to beneficially own the Shares. Additionally, as of December 31, 2016, Levin directly owns 138,917 shares of Common Stock, which represents 0.4% of the outstanding shares of Common Stock. As a result, Levin may be deemed to beneficially own an aggregate of 3,031,833 shares of Common Stock, which represents approximately 8.2% of the outstanding shares of Common Stock.

		(v)	As a managing member of TRV GP II LLC, Tepper may be deemed to beneficially own the Shares. Additionally, as of December 31, 2016, Tepper directly owns 138,917 shares of Common Stock, which represents 0.4% of the outstanding shares of Common Stock. As a result, Tepper may be deemed to beneficially own an aggregate of 3,031,833 shares of Common Stock, which represents approximately 8.2% of the outstanding shares of Common Stock.

		(vi)	As a managing member of TRV GP II LLC, Starr may be deemed to beneficially own the Shares. Additionally, as of December 31, 2016, Starr directly owns 138,918 shares of Common Stock and 13,922 shares of Common Stock issuable upon the exercise of outstanding options within 60 days of December 31, 2016, which collectively represent 0.4% of the outstanding shares of Common Stock. As a result, Starr may be deemed to beneficially own an aggregate of 3,045,756 shares of Common Stock, which represents approximately 8.2% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
TRV II		2,892,916		2,892,916
TRV GP II		2,892,916		2,892,916
TRV GP II LLC		2,892,916		2,892,916
Levin	138,917	2,892,916	138,917	2,892,916
Starr	152,840	2,892,916	152,840	2,892,916
Tepper	138,917	2,892,916	138,917	2,892,916

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote

CUSIP No. 78667J108	SCHEDULE 13G	Page 10 of 12 Pages

(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 37,167,174 shares of common stock issued and outstanding as of November 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2016.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 78667J108	SCHEDULE 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

THIRD ROCK VENTURES II, L.P.

By:	THIRD ROCK VENTURES GP II, L.P.,
General Partner

By:	TRV GP II, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP II, L.P.

By:	TRV GP II, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

TRV GP II, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

MARK LEVIN

/s/ Kevin Gillis, As attorney-in-fact
Mark Levin

KEVIN P. STARR

/s/ Kevin Gillis, As attorney-in-fact
Kevin P. Starr

CUSIP No. 78667J108	SCHEDULE 13G	Page 12 of 12 Pages

ROBERT I. TEPPER

/s/ Kevin Gillis, As attorney-in-fact
Robert I. Tepper